

02007920




RECD S.E.C.
AUG 2 8 2002
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Hadley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 335
(No. and Street)

San Francisco, CA 94109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chek Tan, CPA (415) 673-8573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chek Tan & Company, A Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

1670 Pine Street, 2nd Flr., San Francisco, CA 94109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Chek Tan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Hadley Securities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

DARNELLA BROADEN
Commission # 1196488
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2002

Chek Tan
Signature

Owner
Title

Darnella Broaden
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. HADLEY SECURITIES, INC.
FINANCIAL REPORT
YEAR ENDED JUNE 30, 2002

M. HADLEY SECURITIES, INC.
FINANCIAL REPORT
YEAR ENDED JUNE 30, 2002

TABLE OF CONTENTS


CHEK TAN
AND COMPANY

A CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

Mr. Malcolm H. Gissen
M. Hadley Securities, Inc.

I have audited the accompanying balance sheet of M. Hadley Securities, Inc. (a California corporation) as of June 30, 2002, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplemental schedules on pages 9-13 are presented for the purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

San Francisco, California
August 15, 2002

Chek Tan and Company

1670 Pine Street, Second Floor
San Francisco, California 94109
TEL: 415.673.8573 FAX: 415.673.0883
chektan@chektan.com

2130 Gold Street, Suite 250
Alviso, California 95002
TEL: 408.289.5888 FAX: 408.289.5886
chektan@chektan.com

M. HADLEY SECURITIES, INC.
BALANCE SHEET
JUNE 30, 2002

ASSETS

Current assets	
Cash	$13,125
Restricted cash – money market fund	10,186
Commission receivable	1,491
Prepaid income taxes	5,541
Deferred income taxes	718
Total assets	$31,061

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Income tax payable	$ 22
Accrued expenses	4,000
Total liabilities	4,022
Stockholder's equity	
Common stock ($1 par value, 1,000,000 shares authorized; 2,000 shares issued and outstanding)	2,000
Retained earnings	25,039
Total stockholder's equity	27,039
Total liabilities and stockholder's equity	$31,061

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED JUNE 30, 2002

Commission income	$ 31,309
Operating expenses	
Accounting expenses	6,210
Commissions	21,744
Consulting fees	3,600
Dues and subscriptions	1,487
Miscellaneous	2,216
Penalties	1,802
Total operating expenses	37,059
Loss from operations	(5,750)
Other income	
Interest income	93
Total other income	93
Loss before income taxes	(5,657)
Provision for income taxes	(30)
Net loss	(5,687)
Retained earnings - July 1, 2001	30,726
Retained earnings - June 30, 2002	$ 25,039

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002

Cash flows from operating activities	
Net loss	$(5,687)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	(770)
Net cash used in operating activities before changes in operating assets and liabilities	(6,457)
(Increase) decrease in operating assets:	
Restricted cash – money market fund	(93)
Commission receivable	13,511
Prepaid income taxes	120
Increase (decrease) in operating liabilities:	
Commission payable	(10,078)
Income tax payable	(1,578)
Accrued expenses	(200)
Net cash provided by operating assets and liabilities	1,682
Net cash used in operating activities	(4,775)
Net decrease in cash	(4,755)
Cash at July 1, 2001	17,900
Cash at June 30, 2002	$ 13,125

Supplemental disclosure:

Cash paid during the year for income taxes	$ 4,274

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 1 - Summary of Significant Accounting Policies

a. Organization

M. Hadley Securities, Inc. ('Company') was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company, located in San Francisco, California, is principally engaged as a registered broker/dealer pursuant to Section 15-b of the Securities Exchange Act of 1934.

b. Accounting method

The Company maintains its accounting records on the accrual method of accounting. Securities transactions are recorded on the settlement date except for proprietary transactions which are recorded on trade date.

c. Revenue recognition

Commission income is recognized when services are rendered.

d. Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash. The Company places its cash with creditworthy and high quality financial institutions.

e. Commission receivable

Bad debts are provided on the allowance method based on historical experience and management's evaluation of outstanding commission receivable at the end of the year. Any bad debts are written off and expensed in the period such amounts are determined to be uncollectible. At June 30, 2002, management believes that all commission receivable are collectible and accordingly, no allowance for doubtful debts is required.

f. Income taxes

Income taxes are provided using promulgated rates. Deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the

M. HADLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 1 - Summary of Significant Accounting Policies (continued)

f. Income taxes (continued)

change during the period in deferred tax assets and liabilities. Deferred income taxes arise mainly from the temporary differences resulting from the method of accounting for income and expenses, and current State income tax expense.

g. Use of accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Restricted Cash

The Company maintains funds in a restricted money market account in order to meet the minimum net capital requirements pursuant to SEC Rule 15c3-1.

Note 3 - Provision for Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for Federal and State income taxes are as follow:

	Federal	State	
Commission receivable	$(1,491)	$(1,491)	
Accrued expenses	4,000	4,000	
Current year State income tax expense	800	0	
Total temporary differences	3,309	2,509	
			Total
Applicable taxes (based on 15.00% Federal and 8.84% State)	496	222	$ 718
Less: Valuation allowances (0%)	(0)	(0)	(0)
Net deferred tax assets	$ 496	$222	$ 718

Note 3 - Provision for Income Taxes (continued)

At June 30, 2002, the provision for income taxes consisted of the following:

	Federal	State	Total
Current expenses	$ 0	$ 800	$ 800
Deferred benefits	(484)	(286)	(770)
	$(484)	$ 514	$ 30

Based on management's assessment of future earnings, the total tax benefits from deferred tax assets will be realized in the future years. Accordingly, no additional valuation allowance was provided.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule [Rule 15c3-1(2)], which requires the maintenance of minimum net capital not less than $5,000 for those who do not carry accounts of, or for, customers and who conduct their business in accordance with the Rule 15c3-1(2). At June 30, 2002, the Company's net capital was $20,576.

Note 5 - Related Party Transactions

For the year ended June 30, 2002, the Company had the following transaction with its stockholder, Malcolm H. Gissen. The transaction included commission paid to the above-mentioned party.

Commission expense	$20,000

Note 6 - Major Revenue and Customers

The Company generates all of its revenues from its securities brokerage services activities.

The Company provided about 65% of its securities brokerage services to two major customers and at June 30, 2002, there were no amounts due from these companies.

SUPPLEMENTAL SCHEDULES

M. HADLEY SECURITIES, INC.
NET CAPITAL COMPUTATION
JUNE 30, 2002

Total assets	$ 31,061
Less: Total liabilities	(4,022)
Total stockholder's equity	27,039
Non-allowable assets	
Prepaid income taxes	(5,541)
Deferred income taxes	(718)
Total non-allowable assets	(6,259)
Net capital before haircuts	20,780
Haircuts on proprietary securities positions (2% of money market fund)	(204)
Net capital	$ 20,576
Net capital in excess of minimum requirement of $5,000	$ 15,576

M. HADLEY SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND MATERIAL DIFFERENCES BETWEEN AUDITED FINANCIAL SCHEDULE AND UNAUDITED FOCUS PART II-A
JUNE 30, 2002

There is a difference of $2,533 between computation of net capital under SEC Rule 15c3-1 and the unaudited focus part II-A.

Net capital per unaudited focus part II-A	$ 18,043
Adjustments:	
Commission receivable	1,491
Income tax payable	778
Accrued expenses	200
Deferred income taxes	64
Total adjustments	2,533
Net capital per audited schedule	$ 20,576

M. HADLEY SECURITIES, INC.
STATEMENT ON MATERIAL INADEQUACIES
YEAR ENDED JUNE 30, 2002

There were no material inadequacies found to exist in its operation for the year ended June 30, 2002.

M. HADLEY SECURITIES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED INCOME STATEMENT
YEAR ENDED JUNE 30, 2002

Loss per unaudited statement (focus part II-A)	$(8,806)
Adjustments:	
Commission income	1,491
Accounting expenses	200
Miscellaneous	(1,994)
Penalties	(1,802)
Provision for income taxes	5,224
Total adjustments	3,119
Loss per audited statement	$(5,687)

M. HADLEY SECURITIES, INC.
STATEMENT OF MATERIAL DIFFERENCES BETWEEN AUDITED AND UNAUDITED SCHEDULES FILED BY BROKER OR DEALER RULE 17A-5(a) PART II-A
JUNE 30, 2002

		Audited Schedules	Unaudited Schedules	Difference
Accrued expenses	(a)	$ 4,000	$ 4,200	$(200)
Commission receivable	(b)	1,491	0	1,491
Deferred income taxes	(c)	718	(52)	770
Income tax payable	(d)	22	800	(778)
Prepaid income taxes	(e)	5,541	5,661	(120)
Retained earnings	(f)	25,039	21,920	3,119

Explanations:

(a) Accrued expenses were adjusted to record expenses incurred in the current year.

(b) Commission receivable was adjusted to reflect actual commission income earned during the year.

(c) Deferred income taxes were adjusted to reflect the differences of accounting methods used for book and taxes purposes.

(d) Income tax payable was adjusted to reflect actual tax liability.

(e) Prepaid income taxes were adjusted to reflect the actual prepayments per tax returns.

(f) Retained earnings were adjusted due to net loss incurred for the year.